EXHIBIT 99.1

Amarc Announces Important Drill Intersection Southeast of the 2024 Aurora Copper-Gold Discovery Drill Holes at Joy

VANCOUVER, BC / ACCESS Newswire / September 22, 2025 / Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV:AHR)(OTCQB:AXREF) is pleased to announce partial hole rush assay results from hole JP25098 located southeast of the 2024 AuRORA Copper-Gold-Silver ("Cu-Au-Ag") Discovery drilling. Hole JP25098 was drilled on Section 7600N, approximately 260 m southeast of drill hole JP24079 and some 360 m and 350 m, respectively, east-southeast of drill holes JP24081 and JP24084, which are the nearest 2024 AuRORA Discovery core holes (Figures 1 and 2, and Table 1). Host rocks, alteration and mineralization in JP25098 are consistent with that encountered in the 2024 AuRORA discovery drill holes.

Hole JP25098 is being reported on a partial stand-alone basis because it returned results at a location that is viewed by management as being particularly important for revealing large-scale exploration potential across the entire JOY District. The Cu-Au-Ag mineralization in JP25098 occurs well outside the strong magnetic high that hosts the high grade AuRORA mineralization discovered in 2024. This occurrence of significant grade mineralization (159 m of 0.33% Cu, 0.43 g/t Au and 5.2 g/t Ag, Table 1) in JP25098, in rock with a comparatively weak magnetic signature and coincident with a strong Induced Polarization chargeability response, indicates that exploration targets at JOY are not restricted to strong magnetic highs. This knowledge opens exciting potential for eventual development of a world class porphyry Cu-Au district at JOY.

Drilling at JOY started this season on June 26 with up to three core rigs and has focused on expanding the AuRORA Deposit. To date, during 2025, 19 deposit step-out, expansion holes and a single infill hole, totalling over 7,000 m, have been completed at AuRORA and step out drilling continues. All completed 2025 drill holes are depicted on the AuRORA Drill Plan Map (Figure 1). The rush partial assay results from drill hole JP25098 which is located at a distance from 2024 drilling, along with handheld pXRF measurements for Cu on other completed step-out holes are together indicating potential significant additional mineralization volumes above that indicated by the 2024 discovery drilling. Assays from completed holes are pending and will be released, generally in batches, as soon as they are received and compiled. The AuRORA discovery is characterized by high grade Cu and Au mineralization initially encountered near to the surface and by its vertical and lateral continuity (see Amarc news releases January 17, 20 and February 28, 2025).

"The information released today illustrates the potential for significant resource expansion of the exciting new, high grade, AuRORA porphyry copper-gold-silver deposit which remains open," said Dr. Diane Nicolson President and CEO. "Additionally, a fourth drill rig has arrived at the JOY site to assist in the further evaluation of major deposit potential elsewhere in the District, targeting the Twins and Canyons copper-gold discoveries and multiple other newly emerging deposit targets."

AuRORA is located on the 630 km2 JOY Cu-Au District ("JOY" or the "District) in the prolific Toodoggone-Kemess porphyry region of north-central British Columbia ("BC"). The 2025 JOY exploration program expenditures, currently budgeted at CAD +$15 M, are being 100% funded by Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"). While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company whose shares are currently owned by Freeport (60%) and Amarc (40%), has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement (see Amarc release September 4, 2025).

Figure 1: AuRORA Deposit - High Grade Near Surface, Excellent Continuity, Open to Expansion, Deposit Delineation Drilling Ongoing

Figure 2: AuRORA Deposit - 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization (Section 7600N)

Table 1: AuRORA Porphyry Cu-Au-Ag Deposit Expansion Drilling Section 7600N, Initial Assay Data from Drill Hole JP25098

Drill Hole ID	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Cu (%)	Au (g/t)	Ag (g/t)
JP25098		0	217.00	Assays pending
		217.00	440.10	223.10	0.27	0.41	4.6
	Incl.	253.00	412.00	159.00	0.33	0.43	5.2
	Incl.	283.00	348.25	65.25	0.37	0.37	6.0
	and	356.65	412.00	55.35	0.35	0.54	4.7
	Incl.	356.65	375.00	18.35	0.43	0.58	6.2
		440.10	449.50	No significant results

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Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.

2.	All assay intervals represent length-weighted averages.

3.	Some figures may not sum exactly due to rounding.

4.	See Table 2 for drill hole information.

Webcast Video Presentation Highlighting the JOY District and the AuRORA Deposit

Amarc recently presented at the 2025 Precious Metals Summit Beaver Creek. The video is available to view here on our website: www.amarcresources.com.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure - including power, highways and rail.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its higher-grade Empress Deposit in the IKE District in 2024. Amarc is the operator of the DUKE District and manages the exploration at the JOY District on behalf of AuRORA Minerals Ltd., the private joint venture corporation which holds the JOY District mineral rights and titles, and in which Freeport and Amarc hold 60% and 40% of the shareholding, respectively.

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Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled HQ (63.5mm) and NQ (47.6mm) size core in 2025 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the JOY AuRORA drilling were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried, crushed to 70% passing -2mm, and 1,000 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, for Cu by single element four-acid digestion ICP-AES, for oxidized Cu by quick sulphuric acid / ferric sulphate leach AAS, for soluble Cu by sulphuric acid leach AAS, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, duplicate sets (half core, coarse reject, and pulp split) one in 20 regular samples and one coarse blank in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

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For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Table 2: Drill Hole Information

Drill Hole	Easting	Northing	Elevation (m)	Azim (°)	Dip (°)	EOH (m)
JP25098	623195	6347600	1419	90	-60	449.5

Note: Collar location is in UTM NAD83, Zone 9N coordinates by handheld GPS

Figure 1: AuRORA Deposit - High Grade Near Surface, Excellent Continuity, Open to Expansion, Deposit Delineation Drilling Ongoing

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Figure 2: AuRORA Deposit - 2025 Step-Out Drilling is Discovering More Open-Ended, Continuous Mineralization (Section 7600N)

SOURCE: Amarc Resources Ltd.

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